JCDecaux

04046110

82-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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Neuilly-sur-Seine, 8th November 2004

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A notice published in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux SA's financial statements for the first half of 2004;
- A press release and a notice published the same BALO in relation to JCDecaux SA's results for the third quarter of 2004;
- Three press releases in relation to JCDecaux SA winning contracts for the French cities of Lyon, Saint Etienne and Grenoble.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

11/15

Notice in the "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux SA's financial statements for the first half of 2004

	Au 30/06/04	Au 31/12/03
II. Flux de trésorerie lié aux opérations d'investissement :		
Acquisitions d'immobilisations	- 24,00	- 79,00
Acquisitions titres d'activité de portefeuille	- 34,00	- 828,00
Acquisitions actions propres	- 13,00	- 40,00
Acquisition d'autres immobilisations financières		- 4,00
Cession d'immobilisations	51,00	65,00
Cession titres d'activités de portefeuilles	30,00	140,00
Remboursement de prêts	3,00	20,00
Flux de trésorerie lié aux opérations d'investissement	13,00	- 726,00
III. Flux de trésorerie liés aux opérations de financement :		
Dividende versé aux actionnaires	- 182,00	- 182,00
Flux de trésorerie lié aux opérations de financement	- 182,00	- 182,00
IV. Variation de trésorerie	1 380,00	- 5,00
Trésorerie d'ouverture	8 627,00	8 632,00
Trésorerie de clôture	10 007,00	8 627,00
Variation	- 1 380,00	5,00

V. — **Annexes.**

Les informations communiquées ci-après font partie intégrante des comptes intermédiaires au 30 juin 2004 arrêtés par le conseil d'administration du 22 septembre 2004.

1. – Faits marquants sur le premier semestre 2004.

— Le 15 juin 2004, la société a distribué au titre de l'exercice 2003 à ses actionnaires un dividende de 0,20 € par action, hors avoir fiscal ;

— Les produits financiers sont en hausse sensible. En particulier les dividendes de La Française des Jeux encaissés en 2004 sont en progression de 67 % par rapport à ceux de 2003 ;

— Le portefeuille de capital investissement est resté stable ;

— Les charges de personnel ont été réduites de 23 % par rapport à 2003 ;

— Les autres charges d'exploitation sont quand à elles en recul de 13 %.

2. – Principes et règles comptables.

Les méthodes comptables et les modalités de calcul adoptées pour la situation semestrielle sont identiques à celles utilisées pour l'élaboration des comptes annuels et ne demandent pas de développement particulier.

3. – Eléments significatifs intervenus au cours du premier semestre 2004.

— La société a constitué une provision pour risque d'un montant de 327 K€ pour trois participations détenues dans le portefeuille titres et une reprise de provisions a été constatée pour un montant de 456 K€ ;

— Une provision pour dépréciation des titres de placement de 24 K€ a été comptabilisée ainsi qu'une reprise de provision de 65 K€ pour le même portefeuille ;

— Une reprise de provision sur les actions propres détenues a été constatée pour un montant de 81 K€ ;

— Le résultat exceptionnel s'explique essentiellement par la comptabilisation d'une perte sur un dossier de capital développement dont la reprise de la provision pour risque constituée antérieurement a été constatée en exploitation (en application des règles comptables) pour un montant de 229 K€. L'impact sur le résultat final est donc neutre.

VI. — **Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels.**

En notre qualité de commissaire aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes intermédiaires de la société S.A. Idsud, relatifs à la période du 1er janvier 2004 au 30 juin 2004, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires ne comportent pas d'anomalies significatives.

Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de la société à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires.

Le 4 octobre 2004.

Les commissaires aux comptes :

MARCEL VIRZI-LACCANIA ; JACQUES VAYSSE-VIC.

75482

SOCIETE IMMOBILIERE ANJOU PASQUIER « S.I.A.P. » (Capital détenu directement à 99,98 % par Schneider Electric S.A.)

Société en nom collectif au capital de 8 057 083 €.
Siège social : 89, boulevard Franklin-Roosevelt, 92500 Rueil-Malmaison.
784 814 451 R.C.S. Nanterre.

Les comptes annuels au 31 décembre 2003, approuvés par l'assemblée générale ordinaire du 22 avril 2004, ont été publiés dans le journal d'annonces légales les « Petites Affiches » du 5 octobre 2004.

75463

IMMOBILIERE DES TECHNODES (Capital détenu à 59,97 % par la société Ciments français.)

Société par actions simplifiée au capital de 8 024 400 €.
Siège social : rue des Technodes, 78930 Guerville.
398 984 088 R.C.S. Versailles.

Les comptes de l'exercice 2003, approuvés par l'assemblée du 30 juin 2004, ont été publiés dans « Les Affiches Parisiennes » des 7 et 8 octobre 2004.

75553

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 589,32 €.
Siège social : 17, rue de Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.
Siret : 307 570 747 00039.
Exercice social : du 1er janvier au 31 décembre.

Comptes consolidés intermédiaires.

I. — **Bilan consolidé au 30 juin 2004.**
(En millions d'euros.)

Actif	30/06/04	31/12/03	30/06/03
Immobilisations incorporelles (net)	32,5	31,9	30,2
Ecarts d'acquisition (net)	1 146,6	1 178,6	1 053,2
Immobilisations corporelles (Net)	676,8	675,3	688,5
Immobilisations financières (Net)	88,7	75,9	78,9
Actif immobilisé	1 944,6	1 961,7	1 850,8

Actif	30/06/04	31/12/03	30/06/03
Stocks (net)	97,8	95,4	98,1
Clients (net)	419,2	386,7	399,3
Autres créances (net)	147,2	141,7	148,9
Valeurs mobilières de placement (net)	2,4	85,9	246,2
Disponibilités	52,8	71,8	74,5
Impôts différés actif (net)	13,7	15,0	21,9
Actif circulant	733,1	796,5	988,9
Total actif	2 677,7	2 758,2	2 839,7

Passif	30/06/04	31/12/03	30/06/03
Capitaux propres :			
Capital	3,4	3,4	3,4
Primes	923,5	923,2	923,2
Réserve légale	0,3	0,3	0,3
Réserves consolidées - part du groupe	411,7	366,0	377,3
Résultat - part du groupe.	27,9	40,9	18,8
Capitaux propres part du groupe	1 366,8	1 333,8	1 323,0
Intérêts minoritaires	27,5	31,4	64,1
Capitaux propres de l'ensemble	1 394,3	1 365,2	1 387,1
Provisions pour risques et charges	120,3	114,6	85,3
Impôts différés passif	22,1	16,5	18,3
Dettes :			
Emprunts obligataires	376,0	375,0	
Emprunts et dettes auprès des établissements de crédit	248,4	394,6	850,3
Emprunts et dettes financières divers	12,2	11,2	10,9
Fournisseurs	145,4	147,2	138,2
Autres dettes	331,4	321,2	332,4
Concours bancaires	27,6	12,7	17,2
Dettes	1 141,0	1 261,9	1 349,0
Total passif	2 677,7	2 758,2	2 839,7

II. — Compte de résultat consolidé au 30 juin 2004.
(En millions d'euros.)

	Premier semestre 2004	Premier semestre 2003	2003
Chiffre d'affaires net	792,3	758,2	1 543,8
Charges d'exploitation nettes hors dotations aux amortissements et provisions	- 572,2	- 562,0	- 1 126,9
EBITDA (1)	220,1	196,2	416,9
Dotation aux amortissements et provisions nettes	- 94,8	- 85,9	- 186,8
Résultat d'exploitation	125,3	110,3	230,1
Résultat financier	- 12,5	- 15,8	- 32,0
Résultat courant	112,8	94,5	198,1
Résultat exceptionnel	- 0,7	0,2	- 0,3
Impôts sur les bénéfices	- 41,9	- 37,9	- 75,8
Résultat net des entreprises intégrées	70,2	56,8	122,0
Quote-part dans les résultats des sociétés mises en équivalence	2,8	2,4	4,9
Dotations aux amortissements des écarts d'acquisition	- 39,5	- 32,5	- 71,8
Résultat net de l'ensemble consolidé	33,5	26,7	55,1
Part des minoritaires dans le résultat	5,6	7,9	14,2
Résultat net - part du groupe.	27,9	18,8	40,9
Bénéfice net par action (en euros) (2)	0,126	0,085	0,185
Bénéfice net par action dilué (en euros) (2)	0,123	0,083	0,181
Nombre moyen pondéré d'actions (2)	221 400 870	221 400 760	221 400 760
Nombre moyen pondéré d'actions (dilué) (2)	226 242 149	225 592 560	225 793 495

(1) Le groupe mesure la performance opérationnelle de ses activités sur la base de l'EBITDA. Cet indicateur ne correspond pas à une rubrique comptable définie par les normes applicables en France, et correspond au résultat d'exploitation avant dotations aux amortissements et provisions nettes des reprises (Earnings before interests, Taxes, Depreciation and Amortisation).

(2) Déduction faite du rachat par JCDecaux SA de ses actions propres sur 2002.

III. — Tableau des flux de trésorerie au 30 juin 2004.
(En millions d'euros.)

(En millions d'euros)	Premier semestre 2004	Premier semestre 2003	2003
Résultat net - part du groupe.	27,9	18,8	40,9
Part des minoritaires dans le résultat	5,6	7,9	14,2
Quote-part - résultat des sociétés mises en équivalence	- 2,8	- 2,4	- 4,9
Dividendes reçus des sociétés mises en équivalence		3,7	4,0
Variation des impôts différés	7,5	1,2	2,4
Dotations nettes aux amortissements et provisions et écarts de conversion	131,6	123,3	272,6
Plus et moins-values de cession	0,8	- 1,0	- 1,9
Capacité d'autofinancement.	170,6	151,5	327,3
Variation du besoin en fonds de roulement lié à l'activité	- 39,6	- 21,6	3,2
Flux nets issus de l'exploitation	131,0	129,9	330,5
Acquisitions d'immobilisations incorporelles	- 2,8	- 3,3	- 8,1
Acquisitions d'immobilisations corporelles	- 77,0	- 62,7	- 142,7
Acquisitions de titres de participation	- 15,4	- 6,8	- 204,6
Acquisitions d'autres immobilisations financières	- 5,7	- 2,5	- 7,4
Variation des dettes sur immobilisations	- 0,4	- 1,1	- 1,0
Total investissements	- 101,3	- 76,4	- 363,8
Cessions d'immobilisations incorporelles			0,2
Cessions d'immobilisations corporelles	4,2	4,0	9,5
Cessions d'immobilisations financières (titres participation)	1,6	0,1	0,2
Cessions d'immobilisations financières (autres)	2,3	5,2	1,7
Variation des créances sur immobilisations			
Total désinvestissements.	8,1	9,3	11,6
Flux issus des investissements	- 93,2	- 67,1	- 352,2
Distribution mise en paiement	- 9,6	- 7,7	- 8,4
Réduction des capitaux propres			
Réduction de l'endettement.	- 332,3	- 267,9	- 346,9
Besoin de trésorerie (financement)	- 341,9	- 275,6	- 355,3
Augmentation des capitaux propres	1,1		

(En millions d'euros)	Premier semestre 2004	Premier semestre 2003	2003
Augmentation de l'endettement	185,8	386,1	388,3
Dégagement de trésorerie (financement)	186,9	386,1	388,3
Flux issus du financement	- 155,0	110,5	33,0
Incidence des variations des cours des devises	- 0,2	- 2,5	1,0
Variation de la trésorerie	- 117,4	170,8	12,3
Trésorerie d'ouverture	145,0	132,7	132,7
Trésorerie de clôture	27,6	303,5	145,0

IV. — **Annexe aux comptes consolidés au 30 juin 2003.**

1. – Méthodes et principes comptables.

1.1. Principes généraux. — Les comptes consolidés semestriels du groupe sont établis en conformité avec les principes français prévus par les dispositions du règlement n° 99-02 du Comité de réglementation comptable, relatives aux comptes consolidés.

Les principes et méthodes appliqués sont identiques à ceux utilisés pour les arrêtés de comptes annuels.

1.2. Périmètre de consolidation. — Les principales variations de périmètre intervenues au cours du premier semestre 2004 sont les suivantes :

— Entrées de périmètre : La société Gewista Service GmbH (Autriche), nouvellement créée et détenue à 100 % par Gewista, est consolidée pour la première fois au cours du premier semestre 2004 par intégration globale.

L'«UTE» JCDecaux-Publimedia (Espagne), nouvellement créée pour exploiter le contrat du métro de Barcelone, en partenariat avec Publimedia, est consolidée pour la première fois au cours du premier semestre 2004 par intégration globale. Elle est détenue à 70 % par JCDecaux España.

— Fusion : La société RCI, détenue à 100 % par la société JCDecaux SA, a été dissoute par absorption par JCDecaux S.A., avec effet rétroactif au 1er janvier 2004.

La société IGP Decaux Affissioni (Italie), intégrée proportionnellement à 32,35 % et détenue à 100 % par la société IGP (consolidée également par intégration proportionnelle à 32,35 %), a été absorbée par cette dernière au 1er janvier 2004.

La société Europlakat Usti nad Labem détenue à 100 % par la société Europlakat Sp Sro, a fusionné au 1er janvier 2004 dans la société Europlakat Sp Sro (consolidée par intégration globale).

— Variations du pourcentage de détention : En mars 2004, la société Europoster B.V. a racheté, pour 7,5 millions d'euros, 25 % complémentaires de la société Univier Communications B.V. A l'issue de cette acquisition complémentaire, le groupe JCDecaux détient à 75 % le groupe Unicom constitué d'Univier Communications BV (Pays-Bas) et ses filiales à 100 %, JCDecaux Unicom SIA (Lettonie), JCDecaux Unicom Eest OU (Estonie), et JCDecaux Unicom UAB (Lituanie). Ces sociétés restent intégrées proportionnellement, le groupe JCDecaux exerçant un contrôle conjoint depuis le 1er juillet 2003.

En mai 2004, la société JCDecaux New York LLC a racheté, pour 2,2 millions de dollars (environ 1,8 million d'euros), les 30 % complémentaires de JCDecaux New York Inc., ce qui porte le pourcentage de détention à 100 %.

En mai 2004, la société Europlakat International (consolidée par intégration proportionnelle à 50 %) a acquis 20 % de la société Europlakat YU D.o.o (Serbie) pour un montant de 320 000 €. A l'issue de cette acquisition complémentaire, la société Europlakat YU D.o.o est détenue à 100 % par Europlakat International.

Par ailleurs, la société Europlakat International a procédé à la cession, en juin 2004, de 12,5 % des titres de la société AQMI, holding, détenant 100 % des titres Alma Quattro (Serbie-Monténégro), ce qui porte le pourcentage d'intérêt du groupe dans ces deux sociétés à 29,3 % contre 33,5 % auparavant.

Enfin, fin juin 2004, la société Proreklam Europlakat D.o.o (filiale de Europlakat International en Slovénie) a racheté, pour un montant équivalent à 45 000 €, 3 % complémentaires des titres de Plakatiranje D.o.o. (Slovénie), ce qui porte le pourcentage de détention à 54 %.

— Sorties de périmètre : La société Pearl & Dean Publishing, dont l'activité a cessé et auparavant consolidée par intégration globale, est sortie du périmètre au 1er janvier 2004 (déconsolidation sans cession).

2. – Commentaires sur le bilan.

2.1. Ecarts d'acquisition. — Au 30 juin 2004, les écarts d'acquisition représentent 1 488 millions d'euros en valeur brute et sont amortis à hauteur de 341,4 millions d'euros, contre respectivement 1 479,5 millions d'euros et 300,9 millions d'euros au 31 décembre 2003. La variation des écarts d'acquisition en valeur brute sur le premier semestre 2004 s'explique principalement par la constatation d'une survaleur additionnelle de 6,5 millions d'euros suite à l'acquisition des 25 % complémentaires dans le groupe Unicom.

2.2. Immobilisations corporelles. — Au 30 juin 2004, les immobilisations corporelles nettes s'élèvent à 676,8 millions d'euros contre 675,3 millions d'euros au 31 décembre 2003.

Au 30 juin 2004, les immobilisations corporelles nettes de l'activité Mobilier Urbain s'élèvent à 495,5 millions d'euros contre 505,8 millions d'euros au 31 décembre 2003.

Au 30 juin 2004, les immobilisations corporelles nettes de l'activité Affichage s'élèvent à 154,1 millions d'euros contre 140,8 millions d'euros au 31 décembre 2003.

Au 30 juin 2004, les immobilisations corporelles nettes de l'activité Transport s'élèvent à 27,2 millions d'euros contre 28,7 millions d'euros au 31 décembre 2003.

2.3. Immobilisations financières. — Le poste « Immobilisations financières » en valeur nette s'élève à 88,7 millions d'euros au 30 juin 2004 contre 75,9 millions d'euros au 31 décembre 2003.

2.4. Stocks. — Les stocks nets au 30 juin 2004 s'élèvent à 97,8 millions d'euros contre 95,4 millions d'euros au 31 décembre 2003.

2.5. Trésorerie nette. — La trésorerie nette au 30 juin 2004 est de 27,6 millions d'euros contre 145 millions d'euros au 31 décembre 2003.

2.6. Variation des capitaux propres part du groupe :

(En millions d'euros)	Capital	Prime	Réserves consolidées	Total
Capitaux propres au 31 décembre 2002	3,4	923,2	386,8	1 313,4
Résultat de l'exercice			40,9	40,9
Changement de méthode			- 4,5	- 4,5
Variation des écarts de conversion			- 16,0	- 16,0
Capitaux propres au 31 décembre 2003	3,4	923,2	407,2	1 333,8
Résultat de l'exercice			27,9	27,9
Variation des écarts de conversion			4,8	4,8
Augmentation de capital (1)		0,3		0,3
1. Total au 30 juin 2004	3,4	923,5	439,9	1 366,8

(1) Augmentation de capital suite aux levées d'options de souscription d'actions réalisées sur le premier semestre 2004.

2.7. Variation des capitaux propres minoritaires :

(En millions d'euros)	31/12/02	31/12/03	30/06/04
Capitaux propres minoritaires au 1er janvier	68,8	64,2	31,4
Résultat de l'exercice	17,5	14,2	5,6
Distribution de dividendes	- 12,2	- 7,9	- 9,5
Variation des écarts de conversion	0,2	- 0,7	0,2
Variation de périmètre	- 10,1	- 38,3	- 0,2
Changement de méthode		- 0,1	
Capitaux propres minoritaires fin de période	64,2	31,4	27,5

2.8. Dettes financières. — Au 30 juin 2004, les dettes financières s'élèvent à 636,6 millions d'euros contre 780,8 millions d'euros au 31 décembre 2003, soit une réduction de 144,2 millions d'euros. Cette réduction est principalement due au remboursement anticipé en janvier 2004 par JCDecaux SA du solde de la tranche A non revolver de son crédit syndiqué.

Par ailleurs, au 30 juin 2004, JCDecaux SA disposait d'un montant disponible de 490 millions d'euros de ligne de crédit revolver confirmée moyen terme, après l'annulation, au premier semestre 2004, de l'intégralité de la tranche B revolver de son crédit syndiqué (501,6 millions d'euros).

3. – Commentaires sur le compte de résultat.

3.1. Chiffre d'affaires. — Le chiffre d'affaires consolidé au 30 juin 2004 s'élève à 792,3 millions d'euros en augmentation de 4,5 % par rapport au 30 juin 2003 (758,2 millions d'euros).

L'activité à périmètre et taux de change constants est en progression de 4,8 % au 30 juin 2004 grâce à la bonne performance de l'activité Mobilier Urbain et une forte reprise de l'activité Transport.

Le chiffre d'affaires de l'activité Mobilier Urbain est de 430,8 millions d'euros, en hausse de 5,5 % sur le premier semestre 2004.

A périmètre et taux de change constants et après reclassement d'activités mineures pour tenir compte de l'évolution de certains contrats, le chiffre d'affaires du Mobilier Urbain se situe à 427,1 millions d'euros, en hausse de 4,6 % par rapport au premier semestre 2003, avec une progression de

6,4 % pour le chiffre d'affaires publicitaire. Cette performance provient en particulier de la reprise sensible en Allemagne et aux Pays-Bas, ainsi que de la montée en puissance des nouveaux contrats aux Etats-Unis et en Asie-Pacifique.

Le chiffre d'affaires de l'activité Affichage se situe à 215,4 millions d'euros, en hausse de 0,2 % par rapport au premier semestre 2003.

A périmètre et taux de change constants et après reclassement d'activités mineures pour tenir compte de l'évolution de certains contrats, le chiffre d'affaires de l'Affichage se situe à 222,1 millions d'euros, en progression de 3,4 % par rapport au premier semestre 2003, grâce à une croissance à deux chiffres au Royaume-Uni, en Italie et au Portugal, qui a compensé le ralentissement du marché en Espagne et en France.

Le chiffre d'affaires de l'activité Transport se situe à 146,1 millions d'euros, en progression de 8,1 % par rapport au premier semestre 2003.

A périmètre et taux de change constants et après reclassement d'activités mineures pour tenir compte de l'évolution de certains contrats, le chiffre d'affaires du Transport est de 145,5 millions d'euros, en progression de 7,7 % par rapport au premier semestre 2003. L'activité a rebondi à Hong-Kong et s'est bien tenue en Europe continentale, compensant ainsi un marché plus difficile aux Etats-Unis.

3.2. EBITDA. — L'EBITDA (résultat d'exploitation avant amortissements et provisions d'exploitation nettes des reprises, ou Earnings before interests, Taxes, Depreciation and Amortisation) est l'un des agrégats utilisés par le groupe pour mesurer la rentabilité de ses activités.

Au 30 juin 2004, l'EBITDA du groupe est de 220,1 millions d'euros, en hausse de 12,2 % par rapport à l'EBITDA du 30 juin 2003 (196,2 millions d'euros).

Ce montant représente 27,8 % du chiffre d'affaires consolidé, contre 25,9 % pour la même période de l'année dernière. Cette progression est la résultante de la croissance du chiffre d'affaires conjuguée à une bonne tenue des coûts opérationnels et une progression modérée des loyers et redevances.

L'EBITDA de l'activité Mobilier Urbain a atteint 186,1 millions d'euros au premier semestre 2004, en hausse de 10,8 % par rapport au 30 juin 2003 (167,9 millions d'euros).

L'EBITDA de l'activité Affichage a atteint 27,1 millions d'euros au premier semestre 2004, en hausse de 12,9 % par rapport au 30 juin 2003 (24 millions d'euros).

L'EBITDA de l'activité Transport se situe à 6,9 millions d'euros au premier semestre 2004 contre 4,3 millions d'euros au 30 juin 2003.

Par rapport à fin juin 2003, la répartition de l'EBITDA du groupe, par zone géographique, se caractérise par une baisse du poids de la France sur le total groupe (42,9 % contre 47,1 % antérieurement), principalement du fait de la montée en puissance des zones Amériques (+ 0,6 % contre – 0,9 %) et Asie-Pacifique (+ 1,2 % contre – 1,1 %), qui ont une rentabilité positive ce semestre.

3.3. Résultat d'exploitation. — Le résultat d'exploitation du groupe JCDecaux se situe à 125,3 millions d'euros au premier semestre 2004 contre 110,3 millions d'euros sur la même période en 2003, en progression de 13,6 % notamment grâce à la hausse de l'EBITDA de 12,2 %.

La quote-part de chaque activité dans le résultat d'exploitation total du groupe s'établit comme suit au 30 juin 2004 : le résultat d'exploitation de l'activité Mobilier Urbain représente 88,2 % du résultat d'exploitation du groupe, contre 8,9 % pour l'Affichage et 2,9 % pour le Transport. Au 30 juin 2003, la part relative de chacune de ces activités était respectivement de 91,1 %, 8,6 % et 0,3 %. Le Mobilier Urbain continue de représenter la plus large part du résultat d'exploitation du groupe.

Par rapport à fin juin 2003, la répartition du résultat d'exploitation du groupe, par zone géographique, se caractérise par une baisse du poids de la France sur le total groupe (44,8 % contre 56,6 % antérieurement), au profit des autres zones du monde. On constate, en particulier, une diminution des pertes d'exploitation des deux zones de développement du groupe, les Amériques (– 4,6 % contre – 6,7 %) et l'Asie Pacifique (– 0,3 % contre – 4,5 %), qui traduit la montée en puissance des nouveaux projets dans ces zones.

3.4. Résultat financier. — Le résultat financier au 30 juin 2004 est de – 12,5 millions d'euros par rapport à – 15,8 millions d'euros sur la même période de l'exercice précédent.

L'amélioration du résultat financier a eu lieu malgré une dette nette moyenne supérieure à celle du premier semestre 2003. Elle est due à la conjonction par rapport aux six premiers mois de 2003 (i) d'une baisse des taux à court terme en euros (ii) des tombées de couvertures de taux d'intérêts sur JCDecaux S.A. qui n'ont pas été renouvelées et (iii) d'une réduction des excédents de trésorerie (essentiellement des valeurs mobilières de placement) induite par le remplacement par une dette plus flexible de la principale source de financement de JCDecaux S.A. en 2003 (tranche A non revolver de son crédit syndiqué).

3.5. Résultat exceptionnel. — Le résultat exceptionnel au 30 juin 2004 s'élève à – 0,7 million d'euros.

3.6. Impôts sur les bénéfices. — Au 30 juin 2004, les impôts sur les bénéfices s'élèvent à – 41,9 millions d'euros dont – 35,1 millions d'euros d'impôts courants et – 6,8 millions d'euros d'impôts différés. Le taux effectif d'impôt avant dotations aux amortissements des écarts d'acquisition et quote-part de résultats des sociétés mises en équivalence est de 37,4 % au 30 juin 2004 contre 38,3 % au 31 décembre 2003 et 40 % au 30 juin 2003.

La diminution du taux d'impôt s'explique principalement :

— par la baisse des taux d'imposition nationaux, notamment au Portugal ;

— par une activation des reports déficitaires plus importante notamment sur les Etats-Unis, compte tenu des perspectives d'avenir à moyen terme favorables.

3.7. Sociétés mises en équivalence. — La quote-part dans les résultats des sociétés mises en équivalence au 30 juin 2004 est de 2,8 millions d'euros contre 2,4 millions d'euros au 30 juin 2003. Ce montant est principalement composé de la quote-part des résultats de la société Affichage Holding (Suisse) pour 1,7 million d'euros.

4. – Note sur le tableau des flux.

Les flux nets issus de l'exploitation en juin 2004 représentent 131 millions d'euros.

La capacité d'autofinancement s'élève à 170,6 millions d'euros, en progression de 19,1 millions d'euros par rapport à juin 2003 (151,5 millions d'euros) et reflète principalement l'accroissement de l'EBITDA du groupe (+ 23,9 millions d'euros), du résultat financier (+ 3,3 millions d'euros), diminuée par une augmentation proportionnellement plus faible de la charge d'impôt (+ 4 millions d'euros), et par l'absence de dividendes reçus des sociétés mises en équivalence au premier semestre 2004 (3,7 millions d'euros au 30 juin 2003), leur versement ayant été effectué sur le second semestre de cet exercice.

La variation de – 39,6 millions d'euros du besoin en fonds de roulement est due principalement à une augmentation du poste clients liée, pour l'essentiel, à la saisonnalité par rapport à fin décembre 2003.

Les flux nets issus des investissements ont représenté – 93,2 millions d'euros en juin 2004 contre – 67,1 millions d'euros à fin juin 2003. Cette augmentation s'explique essentiellement, d'une part, par un accroissement des investissements corporels et incorporels nets notamment en France, en Autriche et au Royaume-Uni, d'autre part, par des acquisitions financières nettes plus importantes au premier semestre 2004 avec notamment le rachat des 25 % complémentaires dans le groupe Unicom.

Les flux nets issus du financement sont de – 155 millions d'euros en juin 2004, ils sont composés principalement du remboursement anticipé du solde de la tranche A non revolver du crédit syndiqué pour – 320 millions d'euros et du tirage par JCDecaux SA sur sa nouvelle ligne de crédit revolver confirmée moyen terme, mise en place en décembre 2003, pour un montant de 175 millions d'euros.

5. – Informations sectorielles.

5.1. Par secteur d'activité :

(En millions d'euros)	Chiffre d'affaires	EBITDA (1)	Résultat d'exploitation
Mobilier Urbain :			
30 juin 2004	430,8	186,1	110,5
31 décembre 2003	837,0	348,5	203,3
30 juin 2003	408,2	167,9	100,5
Affichage :			
30 juin 2004	215,4	27,1	11,2
31 décembre 2003	427,6	54,4	20,4
30 juin 2003	214,9	24,0	9,5
Transport :			
30 juin 2004	146,1	6,9	3,6
31 décembre 2003	279,2	14,0	6,4
30 juin 2003	135,1	4,3	0,3
Total :			
30 juin 2004	792,3	220,1	125,3
31 décembre 2003	1 543,8	416,9	230,1
30 juin 2003	758,2	196,2	110,3

(1) EBITDA : résultat d'exploitation avant dotations aux amortissements et provisions d'exploitation nettes des reprises (ou Earnings before interests, Taxes, Depreciation and Amortisation).

5.2. Par zone géographique :

(En millions d'euros)	Chiffre d'affaires	EBITDA (1)	Résultat d'exploitation
France :			
30 juin 2004	279,9	94,4	56,1
31 décembre 2003	555,8	188,4	115,2
30 juin 2003	280,2	92,5	62,3
Royaume-Uni :			
30 juin 2004	115,9	20,6	10,7
31 décembre 2003	220,3	39,2	19,7
30 juin 2003	104,5	15,5	5,7

(En millions d'euros)	Chiffre d'affaires	EBITDA (1)	Résultat d'exploitation
Reste de l'Europe :			
30 juin 2004	305,5	101,1	64,6
31 décembre 2003	574,9	183,5	108,2
30 juin 2003	286,4	92,1	54,6
Amériques :			
30 juin 2004	46,3	1,4	– 5,7
31 décembre 2003	106,2	2,4	– 10,8
30 juin 2003	50,0	– 1,7	– 7,4
Asie-Pacifique :			
30 juin 2004	44,7	2,6	– 0,4
31 décembre 2003	86,6	3,4	– 2,2
30 juin 2003	37,1	– 2,2	– 4,9
Total :			
30 juin 2004	792,3	220,1	125,3
31 décembre 2003	1 543,8	416,9	230,1
30 juin 2003	758,2	196,2	110,3

(1) EBITDA : Résultat d'exploitation avant dotations aux amortissements et provisions d'exploitation nettes des reprises (ou Earnings before interests, Taxes, Depreciation and Amortisation).

V. — Rapport semestriel d'activité et des résultats consolidés.

1. Evénements du semestre. — Sur le premier semestre 2004, le groupe, à travers la société Europoster B.V., a racheté, pour 7,5 millions d'euros, 25 % complémentaires de la société Univier Communications B.V., portant le pourcentage de détention à 75 % dans le groupe Unicom constitué d'Univier Communications B.V. (Pays-Bas) et ses filiales à 100 %, JCDecaux Unicom SIA (Lettonie), JCDecaux Unicom Eest OU (Estonie) et JCDecaux Unicom UAB (Lituanie). Ces sociétés restent intégrées proportionnellement, le groupe JCDecaux exerçant un contrôle conjoint depuis le 1er juillet 2003.

JCDecaux S.A. a remboursé par anticipation en janvier 2004 le solde de la tranche A non revolver de son crédit syndiqué. Par ailleurs, au 30 juin 2004, JCDecaux S.A. disposait d'un montant disponible de 490 millions d'euros de ligne de crédit revolver confirmée moyen terme, après l'annulation, au premier semestre 2004, de l'intégralité de la tranche B revolver de son crédit syndiqué (501,6 millions d'euros).

2. Chiffre d'affaires consolidé. — Au 30 juin 2004, le chiffre d'affaires du groupe JCDecaux se situe à 792,3 M€ contre 758,2 M€ pour les six premiers mois de l'année 2003, soit une progression de 4,5 %.

A périmètre et taux de change constants, le chiffre d'affaires du groupe est en hausse de 4,8 %.

La croissance interne du chiffre d'affaires est principalement due à une bonne performance de l'activité Mobilier Urbain et une forte reprise de l'activité Transport.

3. Résultats consolidés. — L'EBITDA du groupe JCDecaux se situe à 220,1 M€ au premier semestre 2004 contre 196,2 M€ sur la même période en 2003, en progression de 12,2 %. La croissance de l'EBITDA s'explique par la croissance interne du chiffre d'affaires conjuguée à une excellente maîtrise des coûts d'exploitation ainsi que par la contribution positive de l'activité Mobilier Urbain aux Etats-Unis et en Asie-Pacifique.

Les dotations aux amortissements et provisions nettes s'élèvent à 94,8 M€ au premier semestre 2004, contre 85,9 M€ au 30 juin 2003.

Le résultat d'exploitation qui s'élève à 125,3 M€ contre 110,3 M€ au 30 juin 2003, est en hausse de 13,6 %.

La marge d'exploitation ressort à 15,8 % du chiffre d'affaires, en hausse de 120 points de base par rapport au premier semestre 2003 (14,6 %).

A la fin du premier semestre, le résultat financier ressort à – 12,5 M€ contre – 15,8 M€ au 30 juin 2003, soit une amélioration de 3,3 M€.

Le résultat exceptionnel n'est pas significatif.

Les impôts sur les bénéfices s'élèvent à 41,9 M€, soit un taux d'impôt effectif de 37,4 % contre 40 % au premier semestre 2003. Cette diminution du niveau du taux d'impôt effectif est liée principalement à la baisse de taux d'imposition nationaux (Portugal notamment) et à une activation de reports déficitaires plus importante, aux Etats-Unis notamment où les perspectives d'avenir à moyen terme deviennent favorables.

La quote-part dans les résultats des sociétés mises en équivalence, soit 2,8 M€, provient notamment de la participation dans la société suisse Affichage Holding.

Les dotations aux amortissements des écarts d'acquisition sont en augmentation de 7 M€ ; elles s'élèvent à 39,5 M€ au premier semestre 2004 contre 32,5 M€ sur la même période en 2003. Les écarts d'acquisition sont amortis sur une durée de 20 ans.

Le résultat net de l'ensemble consolidé est de 33,5 M€ au 30 juin 2004 contre 26,7 M€ au 30 juin 2003, la part du groupe représentant 27,9 M€ contre 18,8 M€ au 30 juin 2003. Cet accroissement de la part du groupe dans le résultat net total est lié principalement aux rachats de minoritaires sur le premier semestre 2004.

La capacité d'autofinancement générée par le groupe au premier semestre 2004 a été de 170,6 M€ contre 151,5 M€ au 30 juin 2003.

Les flux nets issus de l'exploitation sont en légère progression, atteignant 131 M€ au 30 juin 2004 contre 129,9 M€ l'année dernière à la même période.

Les flux issus des investissements se sont élevés à – 93,2 M€ contre – 67,1 M€ au 30 juin 2003. Les acquisitions brutes d'immobilisations corporelles et incorporelles se sont élevées à – 80,2 M€ et les prises de participation à – 15,4 M€, contre respectivement – 67,1 M€ et – 6,8 M€ au 30 juin 2003. La progression des acquisitions des immobilisations corporelles et incorporelles est liée au renouvellement de certains contrats ainsi qu'à la poursuite des investissements de croissance afférents aux contrats de mobiliers urbains récemment gagnés.

Les besoins nets issus du financement s'élèvent à – 155 M€. Ils sont composés principalement du remboursement anticipé du solde de la tranche A non revolver du crédit syndiqué pour – 320 M€ et du tirage par JCDecaux S.A. sur la nouvelle ligne de crédit revolver confirmée moyen terme mise en place en décembre 2003, pour un montant de 175 M€.

L'ensemble de ces éléments se traduit par une variation de trésorerie négative de – 117,4 M€ et un niveau d'endettement net de 609 M€ au 30 juin 2004, contre 635,8 M€ au 31 décembre 2003 et 557,7 M€ au 30 juin 2003.

4. Résultats de la société-mère. — Au cours du premier semestre 2004, la société-mère JCDecaux S.A., détenue à 69,52 % par la société JCDecaux Holding, présente un chiffre d'affaires de 283,3 M€ et un résultat net de 148,3 M€ contre, respectivement, 277,6 M€ et 71,9 M€ en 2003 sur la même période.

5. Perspectives. — Pour l'ensemble de l'exercice 2004, sur la base des conditions de marché actuelles, la croissance interne du chiffre d'affaires devrait permettre au groupe, qui bénéficie d'un fort levier opérationnel, d'améliorer encore sa rentabilité au fur et à mesure que la reprise du marché publicitaire en Europe s'accélère.

VI. — Rapport des commissaires aux comptes sur l'examen limité des comptes consolidés intermédiaires.

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats consolidés, présenté sous la forme de comptes consolidés intermédiaires de la société JCDecaux S.A., relatifs à la période du 1er janvier au 30 juin 2004, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité du directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes intermédiaires consolidés et l'image fidèle qu'ils donnent du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observations à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires consolidés.

Le 14 septembre 2004.

Les commissaires aux comptes :

Fiduciaire Revisunion — Barbier Frinault & Autres,
Mazars — Ernst & Young
CLAUDE CHEZAUD ; MICHEL ROSSE ; GILLES GALIPPE.

75469

MULLER & CIE

(Capital détenu directement à 99 % par Schneider Electric S.A.)

Société anonyme au capital de 8 584 704 €.
Siège social : 89, boulevard Franklin-Roosevelt, 92500 Rueil-Malmaison.
304 709 462 R.C.S. Nanterre.

Les comptes annuels au 31 décembre 2003, approuvés par l'assemblée générale ordinaire du 3 juin 2004, ont été publiés dans le journal d'annonces légales les « Petites Affiches » du 5 octobre 2004.

75462

Press release and notice in the "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux SA's results for the third quarter of 2004

JCDecaux

JCDECAUX ANNOUNCES CONTINUED STRONG REVENUE GROWTH IN THE THIRD QUARTER OF 2004

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Republic of China
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay

Paris, 27 October 2004 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, today announced its revenues for the nine months ended 30 September 2004, reporting a 5.6% increase to €1,167.6 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 5.9% to €1,171.4 million for the first nine months of 2004, supported by a strong third quarter.

In the third quarter, revenues increased by 7.9% to €375.3 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 8.3%. The Company's three divisions all contributed strongly to revenue growth, with particularly good performances from Street Furniture and Transport advertising. These results reflect an improved advertising environment in most European countries over the summer, while the Group's operations in the United States and Asia-Pacific continued to be supported by the growth of the advertising market in these regions.

Reported revenues

(in million €)	2004 Q1	Q2	**Q3**	9 months	Change (%) **Q3 04/03**	9 months 04/03
Street Furniture	197.5	233.3	**194.7**	625.5	**6.7%**	5.9%
Billboard	96.4	119.0	**102.9**	318.3	**5.7%**	1.9%
Transport	65.0	81.1	**77.7**	223.8	**14.4%**	10.2%
Total Group	**358.9**	**433.4**	**375.3**	**1,167.6**	**7.9%**	**5.6%**

Organic revenues[1]

(in million €)	2004 Q1	Q2	**Q3**	9 months	Change (%) **Q3 04/03**	9 months 04/03
Street Furniture	196.8	230.3	**194.4**	621.5	**6.5%**	5.2%
Billboard	100.0	122.1	**104.5**	326.6	**7.4%**	4.6%
Transport	66.1	79.4	**77.8**	223.3	**14.5%**	9.9%
Total Group	**362.9**	**431.8**	**376.7**	**1,171.4**	**8.3%**	**5.9%**

(1) excluding acquisitions/divestitures and foreign exchange variations

Revenues for the third quarter of 2004

Street Furniture revenues increased by 6.7% to €194.7 million in the third quarter of 2004 (€182.5 million in Q3 2003). Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 6.5%. Excluding revenues from the sale and rental of Street Furniture and maintenance contracts, advertising revenues in Street Furniture increased by 8.9% over the quarter.

In most European countries the Company's Street Furniture business benefited from a good advertising market over the summer, which led to double-digit revenue growth in the UK, the Netherlands, Spain, Scandinavia and Central Europe. In France, overall Street Furniture revenues were flat but the contribution from advertising showed a solid increase. In Germany, business was down in the quarter reflecting continued uncertainly in the economy. The Company's recent contract wins in Chicago, Vancouver, Bangkok and Seoul also made an increasing contribution to the division.

Billboard revenues grew by 5.7% to €102.9 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 7.4%. Revenues in the Billboard business rose in high double-digits in Spain and Portugal, showed strong increases in France and in the UK – the two largest countries for this division - and remained solid in Central Europe.

Transport revenues improved by 14.4% to €77.7 million. Excluding acquisitions and the impact of foreign exchange, organic revenues were up 14.5%. This performance was primarily driven by the continued advertising recovery in Hong Kong, a marked improvement in the US airport business, and by the continued particularly strong growth in Spain and Portugal where revenues increased in double-digits.

Commenting on the results, **Jean-Charles Decaux, Chairman of the Board and Co-Chief Executive Officer**, said:

"Revenue growth in the third quarter of 2004 was at the top end of our expectations, with all three of our divisions contributing strongly to this performance. Our Street Furniture and Billboard businesses benefited from an improved advertising environment across most European markets over the summer. Sales from recent Street Furniture contracts continued to increase in the United States and Asia-Pacific, and our Transport advertising business confirmed the recovery in this market.

Based on these results, we now expect that the Company will show organic revenue growth of around 5% in 2004, leading to further improvement in profitability."

Next information : 2004 FY revenues on 2 February 2005, before market.

Key Information on the Group

- *2003 revenues : €1543.8 million; H1 revenue €792.3 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6 900 employees*

JCDecaux

Press Relations	Financial Dynamics	Investor Relations
Raphaële Rabatel	Tim Spratt / Charles Palmer	Cécile Prévot
Tel: +33 (0) 1 30 79 34 99	Tel: +44 207 831 3113	Tel: +33 (0) 1 30 79 79 93
raphaele.rabatel@jcdecaux.fr	Tim.spratt@fd.com	cecile.prevot@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives.

Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes semestriels consolidés et l'image fidèle qu'ils donnent du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Paris, le 19 octobre 2004.

Les commissaires aux comptes :

PricewaterhouseCoopers Audit : DOMINIQUE PAUL ;

SLG Expertise : YVES FOUCHET ; MANON BOLZE-PEREZ.

77225

IDSUD

Société anonyme au capital de 10 000 000 €.
Siège social : 3, place du Général de Gaulle, 13001 Marseille.
057 804 783 R.C.S. Marseille.

Chiffres d'affaires comparés.
(En euros.)

	2003	2004	Ecart (En %)
Produits d'activités courantes du premier trimestre	429 392	443 808	3,36
Produits d'activités courantes du deuxième trimestre	1 396 572	1 931 304	38,29
Produits d'activités courantes du troisième trimestre	452 603	454 429	0,40
Chiffres d'affaires au 30 septembre	2 278 567	2 829 542	24,18

77219

IMMOBILIERE CESSON

(Capital détenu directement à 100 % par Thomson.)

Société anonyme au capital de 2 970 150 €.
Siège social : 46, quai Alphonse-Le Gallo, 92100 Boulogne-Billancourt.
383 474 574 R.C.S. Nanterre.

Les comptes annuels clos au 31 décembre 2003, approuvés par l'assemblée générale mixte du 22 juin 2004, ont été publiés dans le journal « Gazette du Palais » du 28 octobre 2004.

77274

IMS INTERNATIONAL METAL SERVICES

Société anonyme au capital de 27 527 740,73 €.
Siège social : 35, rue du Pont, 92200 Neuilly-sur-Seine.
311 361 489 R.C.S. Nanterre.

Rectificatif aux comptes semestriels publiés au *Bulletin des Annonces légales obligatoires* du 27 septembre 2004, page 23994. Il est précisé que le semestre concerné est au 30 juin 2004 et non au 30 juin 2003 comme indiqué par erreur.

77207

INTERNATIONAL TEXTILES ASSOCIES « INTEXA »

Société anonyme au capital de 1 619 200 €.
Siège social : rue Barthélémy-Thimonnier, 42300 Mably.
340 453 463 R.C.S. Roanne.

Chiffres d'affaires comparés.
(En euros.)

	2003	2004
Société-mère :		
Premier trimestre	4 670 592	4 136 475
Deuxième trimestre	5 999 774	4 283 571
Troisième trimestre	4 028 285	2 329 905
Total	14 698 651	10 749 951
Groupe :		
Premier trimestre	5 100 091	4 480 043
Deuxième trimestre	6 380 894	4 621 947
Troisième trimestre	4 339 341	2 528 784
Total	15 820 326	11 630 774

77211

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 589,32 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffre d'affaires comparé.
(En millions d'euros.)

1. Comptes consolidés :

	2004				2003				Variances			
	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Troisième trimestre (au 30/09/04)	9 mois (Cumul au 30/09/04)	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Troisième trimestre (au 30/09/03)	9 mois (Cumul au 30/09/03)	Premier trimestre 2004/2003	Deuxième trimestre 2004/2003	Troisième trimestre 2004/2003	9 mois 2004/2003
Mobilier Urbain	197,5	233,3	194,7	625,5	191,5	216,6	182,5	590,7	3,1 %	7,7 %	6,7 %	5,9 %
Affichage	96,4	119,0	102,9	318,3	96,7	118,2	97,3	312,2	– 0,3 %	0,7 %	5,7 %	1,9 %
Transport	65,0	81,1	77,7	223,8	64,7	70,5	68,0	203,1	0,5 %	15,1 %	14,4 %	10,2 %
Total Groupe	358,9	433,4	375,3	1 167,6	352,9	405,3	347,8	1 106,0	1,7 %	6,9 %	7,9 %	5,6 %

Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 5,6 % à fin septembre 2004.
La croissance interne (*) du groupe est en progression de + 5,9 %, avec la décomposition suivante par segments d'activité : + 5,2 % sur l'activité Mobilier Urbain, + 4,6 % sur l'activité Affichage et + 9,9 % sur l'activité Transport.

(*) La croissance interne correspond aux données à périmètre et à taux de change constants.

2. Comptes sociaux :

	2004				2003				Variances			
	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Troisième trimestre (au 30/09/04)	9 mois (Cumul au 30/09/04)	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Troisième trimestre (au 30/09/03)	9 mois (Cumul au 30/09/03)	Premier trimestre 2004/2003	Deuxième trimestre 2004/2003	Troisième trimestre 2004/2003	9 mois 2004/2003
Total	136,6	146,7	116,2	399,5	136,9	140,7	123,3	400,9	-0,2 %	4,3 %	-5,8 %	-0,3 %

77208

MACC

Société anonyme à directoire et conseil de surveillance au capital de 3 717 032 €.
Siège social : 9, rue des Frères-Lumière, 86100 Châtellerault.
825 620 198 R.C.S. Châtellerault.

(Additif aux comptes consolidés semestriels du 30 juin 2004 publiés au Bulletin des Annonces légales obligatoires *du 27 octobre 2004 page 25861.)*

Annexe aux comptes semestriels consolidés.

Faits caractéristiques.

La société MACC a fait l'objet d'un contrôle fiscal portant sur les années 2000, 2001 et 2002, qui, au 30 juin 2004, est toujours en cours.
A la clôture de l'exercice, il existe des procédures en cours pour lesquelles la société MACC est assignée pour un montant global de 673 K€. Ces litiges n'ont pas donné lieu à la dotation d'une provision compte tenu de l'absence de fondement de ces demandes.

A. — Périmètre de consolidation et méthodes de consolidation.

1°) Liste des sociétés consolidées :

		% Contrôle groupe	% Intérêt groupe	Méthode de consolidation
S.A. MACC :	9, rue des Frères-Lumière, 86100 Châtellerault			Société-mère
S.A.R.L. MACC Italia :	Via Trebazio, 6, 20154 Milano (Italie)	90,00	90,00	Intégration globale
MACC GmbH :	Lebacherstrasse n° 4, 66113 Saarbrücken (Allemagne)	97,00	97,00	Intégration globale
MACC Espagne :	CTRA Barcelona, 116 Sabadell, 08205 Barcelona (Espagne)	100,00	100,00	Intégration globale
MACC U.K. Ltd :	Leicester Road Countesthoorpe, Leicester LE 8 - 5QW (Angleterre)	100,00	100,00	Intégration globale
MACC Benelux :	Grootveld Straat 85 A bus 2, 1910 Kampenhout (BERG) (Belgique)	99,99	99,99	Intégration globale

Toutes les sociétés clôturent leurs comptes au 30 juin.

2°) Evolution du périmètre. — Les sociétés figurant dans le périmètre de consolidation sont les mêmes qu'en 2003.
En mai 2004, la société MACC a souscrit à l'augmentation du capital de MACC UK Ltd pour un montant de 270 000 livres, représentée par 270 000 actions d'1 livre.

3°) Principes de consolidation. — Toutes les sociétés d'importance significative dans lesquelles le groupe MACC exerce directement ou indirectement un contrôle exclusif sont consolidées par intégration globale.
Toutes les filiales de MACC sont consolidées selon cette méthode.
Toutes les sociétés arrêtent leurs comptes au 30 juin.
Les comptes des filiales en zone IN sont établis en euros.

Les comptes de la filiale MACC UK sont convertis comme suit :

	Bilan	Compte de résultat
	Cours de clôture au 30 juin 2004	Cours moyen annuel de fin de mois
Filiales Zone - Out		
MACC UK	0,67080 €	0,67205 €

B. — Principes et règles d'établissement.

1°) Principes généraux et méthodes comptables. — Il est fait application des règles françaises pour l'établissement des comptes consolidés en conformité avec le règlement 99-02 du Comité de réglementation comptable.

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence et conformément aux règles générales d'établissement des comptes annuels et à celles prévues par le Code de commerce et le plan comptable général.
Les montants précisés pour les valeurs sont indiqués en milliers d'euros.
La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.
Le résultat par action est calculé par référence à l'avis n° 27 de l'OEC et le résultat net dilué sera identique du fait que la société n'a pas d'instruments dilutifs en actions ordinaires.
Aucun changement de méthode d'évaluation n'est survenu au cours de l'exercice.

2°) Conversion des états financiers des sociétés étrangères hors zone - IN. — Pour la société étrangère située hors de la zone euro, les postes du compte de résultat sont convertis en euros au taux moyen de l'exercice (moyenne des cours de fin de mois) et les postes du bilan sont convertis au cours de clôture.
Le résultat repris au bilan est celui qui est déterminé au compte de résultat.
L'écart ainsi généré entre l'actif et le passif du bilan est enregistré dans un compte « Ecart de conversion » faisant partie de la situation nette du groupe.

3°) *Comptes et opérations réciproques. — Ils sont ajustés* et reclassés pour égaliser leurs soldes, puis éliminés.
Les profits sur stocks correspondant aux ventes entre les sociétés du groupe sont neutralisés.
Les éléments incorporels provenant de la fusion de la société MACC Bâtiment ont été éliminés.
Les éléments corporels provenant de cette fusion et encore immobilisés ont été maintenus à la valeur d'apport qui était égale à la valeur comptable.

Press releases in relation to JCDecaux SA winning contracts for the French cities of Lyon, Saint Etienne and Grenoble

JCDecaux

Out of Home Media

The Tender Commission of Greater Lyon chooses JCDecaux

Paris, October 15, 2004 - The Tender Commission of Greater Lyon announced today that he had awarded the tender of the Street Furniture contract to JCDecaux.

This contract, which is to be soon submitted to the Greater Lyon Community Council (*Conseil de Communauté*) for approval, is the largest Street Furniture contract ever awarded in France. This 13-year contract includes the supply, installation and maintenance of between 1,800 and 2,600 bus shelters, 600 MUPIs (Street Furniture for Information) and 2,000, 3,000 or 4,000 bicycles.

JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, was already managing the furniture contract for Lyon and the surrounding area.

Commenting on the decision, Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive of JCDecaux, said: *"40 years ago to the day, Lyon was the first city, through its mayor Louis Pradel, to believe in Jean-Claude Decaux, when taking a bet on street furniture financed by advertising. Today, Greater Lyon is a pioneer in its choice of the design of street furniture and in its initiative to make available to the residents and tourists of Greater Lyon 2 to 4,000 bicycles to facilitate and support "soft traffic" in the city centre. With this contract, JCDecaux becomes the world number one in self-service bicycles. Thus JCDecaux is consolidating its position as world leader in street furniture. All the teams of the Group, and in particular the 300 employees of the Regional Department of Rhône-Alps, are proud of the renewed loyalty and confidence of the City Authority of Lyon and of assisting in the development of these new services to users."*

JCDecaux manages the street furniture contracts for 1,400 cities or conurbations in 37 countries. Its sales in this activity amounted 430.8 million euros in the first half for 2004.

Key figures of the Group

- *2003 revenues : €1543.8 million ; H1 2003 revenues : €792.3 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6 900 employees*

Press Relations
Raphaële Rabatel
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cecile Prévot
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
cecile.prevot@jcdecaux.fr

JCDecaux

JCDecaux wins street furniture contract for Saint-Etienne

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Republic of China
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay

Paris, 4 November 2004 – JCDecaux SA (Euronext Paris : DEC), the world leader in street furniture and the number two outdoor advertising company, today announced that it has won the street furniture tender for the city of Saint-Etienne (population 180,000).

This 12-year contract involves the supply, installation and management of around 200 bus shelters, 120 MUPIs (Street Funiture for Public Information $2m^2$) and 40 large format $8m^2$ billboards (Seniors). The city has selected two bus shelter designs developed by the internationally renowned architects, Philip Cox and Lord Norman Forster.

Commenting on the contract win, **Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive of JCDecaux**, said: "I am very pleased that the city of Saint-Etienne has renewed its trust in us; following the award of the Lyon contract, this confirms our leading position in the street furniture market. This contract demonstrates the quality and level of innovation that JCDecaux brings to street furniture. It strengthens our French network and also confirms our position as the leading outdoor advertising company in France".

Key figures of the Group

- *2003 revenues : €1543.8 million ; Q3 2004 revenues : €1 167.6 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6 900 employees*

Press Relations
Raphaële Rabatel
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cecile Prévot
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
cecile.prevot@jcdecaux.fr

JCDecaux

JCDecaux wins the passenger shelter contract for Grenoble

Communication Extérieure

Paris, 8 November 2004 — JCDecaux SA (Euronext Paris: DEC), the world leader in street furniture and the number two outdoor advertising company, announced today that it has won the bus shelter contract put out to tender by the joint public transport union (Syndicat Mixte des Transports en Commun, "SMTC") of Grenoble (population 370,000).

This 15 year contract involves the installation, management and operation of 1,008 bus shelters. The SMTC chose the Hydra bus shelter range and the Norman Foster range for the tramway passenger shelters.

At the signing of the new contract, **Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive of JCDecaux,** said: *"I am very pleased that the city of Grenoble has maintained its trust in us; following the award of Lyon contract this confirms our leading position in the street furniture market. This new contract demonstrates the quality and level of innovation that JCDecaux brings to street furniture. It also confirms our position as the leading outdoor advertising company in France and strengthens our adverting network in France".*

Key figures of the Group

- *2003 revenues : €1,543.8 million; turnover for the first 9 months: €1,167.6 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6 900 employees*

Press Relations
Raphaële Rabatel
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cecile Prévot
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
cecile.prevot@jcdecaux.fr